SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement:  5 April 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

April 5, 2012

BT ITALIA SELLS ITS STAKE IN NGI SpA

BT Italia has announced today the sale of its entire 96.18% stake in NGI SpA ('NGI') to Cometa SpA, a company owned by the current Chief Executive Officer of NGI, Luca Spada, and Gruppo Elmec, a company which has operated in the IT sector in Italy since 1971.

NGI provides broadband connections and virtual hosting services in Italy, mainly to consumers.

The sale allows BT Italia to focus more on its core business, which is to offer services and communications solutions to corporate customers and the government sector.

The audited gross assets of NGI were € 21.4 million as at 31 March 2011
.

- ENDS -

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

BT is the official communications services partner of the London 2012 Olympic and Paralympic Games. BT is also a sustainability partner of the Games and a Premier Partner of the London 2012 Cultural Olympiad.

In the year ended 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 5 April 2012